As filed with the Securities and Exchange Commission on July 28, 2011
Registration No. 333-174589

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
To
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PAA NATURAL GAS STORAGE, L.P.
(Exact Name of Registrant as Specified in its Charter)

Delaware	27-1679071
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
333 Clay Street, Suite 1500
Houston, Texas 77002
(713) 646-4100
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Richard McGee
333 Clay Street, Suite 1500
Houston, Texas 77002
(713) 646-4100
(713) 646-4313 (fax)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copy to:
D. Alan Beck, Jr.
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222
(713) 615-5620 (fax)
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) of the Securities Act, may determine.

The information in this prospectus is not complete and may be changed. The selling unitholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 28, 2011
PROSPECTUS
17,431,704 Common Units
Representing Limited Partner Interests
PAA Natural Gas Storage, L.P.

     This prospectus relates to 17,431,704 common units representing limited partner interests in PAA Natural Gas Storage, L.P. that may be offered from time to time, in one or more offerings, by the selling unitholders named in this prospectus. These common units were originally sold to the selling unitholders in a private placement transaction exempt from the registration requirements of the Securities Act of 1933 under Section 4(2) thereof that closed on February 8, 2011. The selling unitholders may sell none, some or all of the common units offered by this prospectus. Any such sales may occur at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these and other methods. The offering price per common unit will be determined from time to time by the selling unitholders in connection with, and at the time of, the sale by the selling unitholders. We will not receive any proceeds from the sale of common units by the selling unitholders. For a more detailed discussion of the selling unitholders, please read “Selling Unitholders.”
     Our common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “PNG.”

     Investing in our common units involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 2 of this prospectus before you make an investment in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2011.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Neither we nor the selling unitholders have authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.
     You should not assume that the information contained in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference in this prospectus or in any prospectus supplement is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling unitholders may, over time, offer and sell up to 17,431,704 of our common units. This prospectus provides you with a general description of the common units registered hereunder that may be offered by the selling unitholders. Each time a selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered. That prospectus supplement may also add to, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.
     Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Before you invest in our securities, you should carefully read this prospectus, including the “Risk Factors,” any prospectus supplement, the information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” in both this prospectus and any prospectus supplement), and any additional information you may need to make your investment decision.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the securities offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus. The registration statement, of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov. The registration statement, of which this prospectus constitutes a part, can be obtained free of charge from the SEC’s website. In addition, we file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC, which is also available to you at the SEC’s public reference room and on the SEC’s website. We also make available free of charge on our website at www.pnglp.com all materials that we electronically file with or furnish to the SEC as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.
     The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference in this prospectus is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.
     We incorporate by reference the documents listed below and any future filings made by PAA Natural Gas Storage, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (excluding any information furnished and not filed with the SEC) until all offerings under the registration statement to which this prospectus relates are completed or after the date on which such registration statement was initially filed with the SEC and before the effectiveness of such registration statement:
•	Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34722);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 001-34722);

•	Current Report on Form 8-K filed with the SEC on January 20, 2011 (File No. 001-34722) (documentation relating to private placement of common units);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on February 14, 2011 (File No. 001-34722) (completion of Southern Pines Acquisition, entry into promissory note, completion of private placement of common units);

•	Current Report on Form 8-K filed with the SEC on March 15, 2011 (File No. 001-34722) (amendment to credit agreement);

•	Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on April 15, 2011 (File No. 001-34722) (financial statements and pro forma financial information regarding the Southern Pines Acquisition);

•	Current Report on Form 8-K filed with the SEC on May 25, 2011 (File No. 001-34722) (pro forma financial statements); and

•	The description of our common units contained in our Form 8-A filed with the SEC on April 27, 2010 and any subsequent amendment thereto filed for the purpose of updating such description (File No. 001-34722).
     You may obtain any of the documents incorporated by reference in this prospectus from the SEC free of charge through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this prospectus), free of charge on our website at www.pnglp.com, or by writing or calling us at the following:
PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
Telephone: (713) 646-4100
Attention: Richard McGee

FORWARD-LOOKING STATEMENTS
     All statements included or incorporated by reference in this prospectus or in any accompanying prospectus supplement, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” as well as similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:
•	the impact of operational and commercial factors that could result in an inability on our part to satisfy our contractual commitments and obligations, including the impact of equipment performance, cavern operating pressures and cavern temperature variances;

•	risks related to the development and operation of natural gas storage facilities;

•	failure to implement or execute planned internal growth projects on a timely basis and within targeted cost projections;

•	interruptions in service and fluctuations in tariffs or volumes on third party pipelines;

•	general economic, market or business conditions and the amplification of other risks caused by volatile financial markets, capital constraints and pervasive liquidity concerns;

•	the successful integration and future performance of acquired assets or businesses;

•	our ability to obtain debt or equity financing on satisfactory terms to fund additional acquisitions, expansion projects, working capital requirements and the repayment or refinancing of indebtedness;

•	the impact of current and future laws, rulings, governmental regulations, accounting standards and statements and related interpretations;

•	significantly reduced volatility in natural gas markets for an extended period of time;

•	factors affecting demand for natural gas and natural gas storage services and the rates we are able to charge for such services;

•	our ability to maintain or replace expiring storage contracts at attractive rates and on other favorable terms;

•	the effects of competition;

•	shortages or cost increases of supplies, materials or labor;

•	weather interference with business operations or project construction;

•	our ability to receive open credit from our suppliers and trade counterparties;

•	continued creditworthiness of, and performance by, our counterparties, including financial institutions and trading companies with which we do business;

•	the effectiveness of our risk management activities;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	increased costs or unavailability of insurance;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our long-term incentive plan;

•	future developments and circumstances at the time distributions are declared; and

•	other factors and uncertainties inherent in the development and operation of natural gas storage facilities.
     Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” on page 2 of this prospectus and Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34722), which is incorporated into this prospectus by reference. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

WHO WE ARE
     As used in this prospectus and unless the context indicates otherwise, the terms “the Partnership,” “PNG,” “we,” “us,” and “our”” and similar terms refer to PAA Natural Gas Storage, L.P. and its subsidiaries. References to our “general partner,” as the context requires, include only PNGS GP LLC.
General
     PAA Natural Gas Storage, L.P. is a Delaware limited partnership formed by Plains All American Pipeline, L.P. (“PAA”) on January 15, 2010 to own, operate and grow PAA’s natural gas storage business, in which it acquired its initial interest in 2005. Our operations are conducted directly and indirectly through our primary operating subsidiaries. We provide natural gas storage services to a broad mix of customers, including local gas distribution companies, electric utilities, pipelines, direct industrial users, electric power generators, marketers, producers, liquefied natural gas importers and affiliates of such entities. Our storage rates are regulated under Federal Energy Regulatory Commission rate-making policies, which currently permit our facilities to charge market-based rates for our services.
     Our business consists of the acquisition, development, operation and commercial management of natural gas storage facilities. As of December 31, 2010, we owned and operated two natural gas storage facilities located in Louisiana and Michigan and on February 9, 2011, we closed the acquisition of a third natural gas storage facility in Mississippi. We also lease storage capacity and pipeline transportation capacity from third parties from time to time in order to increase our operational flexibility and enhance the services we offer our customers. For additional information as to our business, operations, properties and financial condition please refer to the documents cited in “Where You Can Find More Information.”
Organizational History, Partnership Structure and Management
     Our 2.0% general partner interest is held by PNGS GP LLC, a Delaware limited liability company, whose sole member is PAA.
     On May 5, 2010, we completed our initial public offering. As a result of this transaction, we issued 13.5 million common units to the public, representing an approximate 23.0% ownership interest in the Partnership. In exchange for contributing its natural gas storage business and $16.4 million of intercompany indebtedness, PAA received a 2.0% general partner interest, 18.1 million common units, 13.9 million Series A subordinated units and 11.5 million Series B subordinated units, as well as incentive distribution rights. In August 2010, our partnership agreement was amended to reflect the exchange by PAA of 2.0 million Series A subordinated units for 2.0 million newly issued Series B subordinated units. As a result, at December 31, 2010, PAA owned an aggregate direct and indirect 77.0% ownership interest in the Partnership consisting of our general partner’s 2.0% interest, 18.1 million common units, 11.9 million Series A subordinated units and 13.5 million Series B subordinated units, as well as incentive distribution rights.
     On February 8, 2011 we issued 27.6 million common units in a private placement transaction exempt from the registration requirements of the Securities Act under Section 4(2) thereof, of which approximately 10.2 million units were issued to PAA and the approximate 17.4 million common units offered by this prospectus were issued to the selling unitholders. As a result of this transaction, as of July 27, 2011, PAA owned an aggregate direct and indirect 64.1% interest in us consisting of our general partner’s 2.0% interest, 28.2 million common units, 11.9 million Series A subordinated units and 13.5 million Series B subordinated units, as well as incentive distribution rights.
     Our executive offices are located at 333 Clay Street, Suite 1500, Houston, Texas 77002 and our telephone number at this address is (713) 646-4100.

RISK FACTORS
     An investment in our common units involves a high degree of risk. We hereby incorporate by reference the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34722) into this prospectus. You should carefully consider such risk factors and all other information included or incorporated by reference into this prospectus and any prospectus supplement in evaluating an investment in our common units. In the event that the selling unitholders offer and sell any securities pursuant to a prospectus supplement, such prospectus supplement may include additional risk factors relevant to an investment in the common units. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of common units by the selling unitholders. Please read “Selling Unitholders” for a list of the persons receiving proceeds from any sale of the common units offered by this prospectus.

DESCRIPTION OF OUR COMMON UNITS
     Our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. We also have outstanding Series A subordinated units and Series B subordinated units, which represent separate classes of limited partner interests in us (see “Who We Are—Organizational History, Partnership Structure and Management”). The Series A subordinated units also entitle the holders to participate in cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. The Series B subordinated units are not entitled to participate in our quarterly distributions unless and until they convert into Series A subordinated units or common units. They are, however, entitled to vote on matters submitted to a vote by our unitholders. For a description of the relative rights and preferences of holders of common units, Series A subordinated units and Series B subordinated units in and to partnership distributions, please read this section and “Description of Our Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read this section and “Description of Our Partnership Agreement.”
     Our outstanding common units are listed on the NYSE under the symbol “PNG” and any additional common units we issue will also be listed on the NYSE. As of July 27, 2011, there were 59,184,450 common units outstanding. On July 27, 2011, the last reported sales price of our common units on the NYSE was $22.65 per common unit.
Transfer Agent and Registrar
     The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.
Voting
     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of our unitholders. Please read “Description of Our Partnership Agreement—Meetings; Voting” for additional information regarding unitholder meetings and voting rights.
Transfer of Common Units, Status as Limited Partner or Assignee
     Except as described below under “Description of Our Partnership Agreement—Limited Liability,” the common units will be fully paid, and holders of the common units will not be required to make additional capital contributions to us.
     By transfer of common units in accordance with our partnership agreement, each transferee of common units will become a substituted limited partner of our partnership with respect to the transferred common units automatically upon the recording of the transfer in our books and records. Each transferee:
•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	is deemed to have given the consents and approvals contained in our partnership agreement.
     If the foregoing action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

     Purchasers may hold common units in nominee accounts. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
     Common units are securities that are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

DESCRIPTION OF OUR CASH DISTRIBUTION POLICY
     Our partnership agreement requires that we distribute all of our available cash to our unitholders. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including those contained in our partnership agreement, our credit facility or other debt agreements and applicable partnership law. Please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.
     Set forth below is a summary of our cash distribution policy and the significant provisions of our partnership agreement that relate to cash distributions to our unitholders.
Distributions of Available Cash
     We will distribute all of our available cash to our unitholders of record on the applicable record date within 45 days following the end of each quarter in the manner described under “—Minimum Quarterly Distribution of Available Cash.”
     Available cash generally means all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of our general partner to:
•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to unitholders for any one or more of the next four quarters.
     Available cash may also include, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from borrowings, including working capital borrowings, made after the end of the quarter.
Distributable Cash Flow and Capital Surplus
     All cash distributed to our unitholders will be characterized as either “distributable cash flow” or “capital surplus.” Our partnership agreement requires that we distribute available cash from distributable cash flow differently than available cash from capital surplus.
     Distributable Cash Flow. Distributable Cash Flow refers generally to:
•	net income; plus or minus (as applicable)

•	any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus

•	any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus

•	any acquisition-related expenses covered by the immediately preceding clause that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus

•	maintenance capital expenditures.
As described above, distributable cash flow does not reflect actual cash on hand that is available for distribution to our unitholders. Our definition of distributable cash flow is generally designed and intended to adjust net income (as determined in accordance with generally accepted accounting principles) for items that do not impact the amount of available cash we have available for distribution to our unitholders but may be required to be reflected in net income by applicable accounting rules and regulations.
     Capital Surplus. Our partnership agreement requires that we treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. Our partnership agreement includes a provision that will enable us, if we choose, to distribute up to $40 million of cash we receive in the future from sources other than distributable cash flow, such as asset sales, issuances of securities and borrowings, without being required to classify such distribution as a distribution from capital surplus under our partnership agreement. We do not anticipate that we will make any distributions from capital surplus.
General Partner Interest and Incentive Distribution Rights
     Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
     Our general partner currently also holds incentive distribution rights and may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from distributable cash flow after the minimum quarterly distribution and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from distributable cash flow distributed above the payments made under the minimum quarterly distribution, if any, and the related 2.0% distribution to our general partner.
Effect of Issuance of Additional Units
     Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities (see “Description of Our Partnership Agreement—Issuance of Additional Securities”). Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets. If we issue additional partnership interests, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us (see “—General Partner Interest and Incentive Distribution Rights”).
Minimum Quarterly Distributions of Available Cash
     We will make quarterly distributions to our partners prior to our liquidation in an amount equal to 100.0% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date.
     The minimum quarterly distribution and the target distribution levels are subject to certain adjustments as described in “— Distributions from Distributable Cash Flow” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”
     We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except to distribute available cash as provided in our partnership agreement. Our cash distribution policy may be changed at any time and even if our policy is not modified or revoked, the amount of distributions paid under our policy, if any, and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, as well as our credit facility or other debt agreements and applicable partnership law.

Distributions from Distributable Cash Flow
     We will make distributions of available cash from distributable cash flow in the following manner:
•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution, plus any arrearages from prior quarters; and

•	second, 98.0% to the holders of Series A subordinated units and 2.0% to our general partner, until each Series A subordinated unit has received the minimum quarterly distribution.
     If cash distributions to our unitholders exceed the minimum quarterly distribution per common unit and Series A subordinated unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, incentive distributions in increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount, as further described in “—Allocation of Incentive Distribution Rights.”
Distributions from Capital Surplus
     We will make distributions of available cash from capital surplus in the following manner:
•	first, 98.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from distributable cash flow.
Allocation of Incentive Distribution Rights
     For any quarter that we have distributed available cash from distributable cash flow to our common unitholders and Series A subordinated unitholders in an amount equal to the minimum quarterly distribution, then we will distribute any additional available cash from distributable cash flow for that quarter among our unitholders and our general partner in the following manner:
•	first, 85.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 15.0% to our general partner, until each such unitholder receives a total of approximately $0.37125 per unit for that quarter (the “first target distribution”);

•	second, 75.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 25.0% to our general partner, until each such unitholder receives a total of approximately $0.50625 per unit for that quarter (the “second target distribution”); and

•	thereafter, 50.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 50.0% to our general partner.
The distributions to our general partner outlined above, other than in its capacity as a holder of units and that are in excess of its aggregate 2.0% general partner interest, represent the incentive distribution rights. The right to receive incentive distribution rights is not part of our general partner’s general partner interest and may be transferred separately from that interest, subject to certain restrictions (see “—General Partner Interest and Incentive Distribution Rights”).
Adjustments to Incentive Distribution Rights; General Partner’s Right to Reset Incentive Distribution Levels
     Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount, and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount, and the target distribution levels upon which the incentive distributions payable to our general partner are based, may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no Series A subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. Our general partner will have the right to reset the minimum quarterly distribution whether or not any Series B subordinated units remain outstanding. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per common unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.
     In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. In addition, our general partner will be issued a general partner interest necessary to maintain our general partner’s interest in us immediately prior to the reset election.
     The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.
     Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from distributable cash flow for each quarter thereafter as follows:
     •     first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each such unitholder receives an amount per unit equal to the reset minimum quarterly distribution for that quarter;
     •     second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each such unitholder receives an amount per unit equal to 110% of the reset minimum quarterly distribution for the quarter;
     •     third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each such unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and
     •     thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.
     Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement. Neither the existence of the reset right nor the exercise thereof will preclude our general partner from unilaterally foregoing the payment of all or a portion of the incentive distribute rights otherwise payable, whether temporarily or permanently.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
     In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into a fewer number of common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:
•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of Series A subordinated units and Series B subordinated units.
     For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each Series A subordinated unit and Series B subordinated unit would convert into two Series A subordinated units and two Series B subordinated units, respectively. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.
     In addition, if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distribution of Cash Upon Liquidation
     If we dissolve and liquidate, we will sell or otherwise dispose of our assets and we will adjust the partners’ capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, distribute to our unitholders and our general partner in accordance with their adjusted capital account balances.
     The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.
     Although the Series B subordinated units will not be entitled to quarterly distributions, the Series B subordinated units would participate in distributions upon liquidation in accordance with their capital account balances. After conversion of the Series B subordinated units, special allocations of income, gain, loss, deduction, unrealized gain, and unrealized loss among the partners will be utilized to create economic uniformity among the units into which the Series B subordinated units convert.
     Manner of Adjustment for Gain. If we liquidate, we will generally allocate any gain to our general partner and each unitholder as follows:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the Series A subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each Series A subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 85.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the minimum quarterly distribution per unit that we distributed 85.0% to our unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	fifth, 75.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the first target distribution per unit that we distributed 75.0% to our unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 50.0% to our general partner.
If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
     Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, after making allocations of loss to our general partner and our unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and our unitholders in the following manner:
•	first, 98.0% to holders of Series A subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the Series A subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.
If the liquidation occurs after the end of the subordination period, the distinction between common units and Series A subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
     We may make special allocations of gain or loss among the partners in a manner to create economic uniformity among the units, including among the units into which the Series A subordinated units and Series B subordinated units convert, and among the common units issued in connection with a reset of the incentive distribution levels and the common units held by public unitholders.

     Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to our unitholders and our general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to our unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and Series A subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
     The following is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:
•	rights of holders of common units are described under “Description of Our Common Units;”

•	distributions of our available cash are described under “Description of Our Cash Distribution Policy;” and

•	allocations of taxable income and other tax matters are described under “Material Income Tax Consequences.”
Purpose
     Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
     Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of the acquisition, development, operation and commercial management of natural gas storage facilities and related activities, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Cash Distributions
     Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities, as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Description of Our Cash Distribution Policy.”
Capital Contributions
     Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”
     If we issue additional units, our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
Meetings; Voting
     Our unitholders have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement. As a result, we do not hold annual meetings of unitholders and do not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.
     Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by our unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
     Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.
     The 2.0% general partner interest is not deemed outstanding for purposes of voting rights and such interest represents a non-voting general partner interest. In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.
     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Limited Liability
     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:
•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
     Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.
     Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
     Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner in its sole discretion without the approval of our unitholders.
     It is possible that we will fund acquisitions through the issuance of additional common units, Series A subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.
     Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, Series A subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units and Series A subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendments to Our Partnership Agreement
     Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

     In some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees. In order to adopt a proposed amendment, other than the amendments that our general partner may make without the approval of any limited partner, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment.
     Any amendment that would enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates will require the consent of our general partner, which consent may be given or withheld at its option. Any amendment that would enlarge the obligations of any limited partner without its consent will require the approval of a majority of the type or class of limited partner interests so affected. Additionally, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Withdrawal or Removal of Our General Partner
     Our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2020 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, directors and executive officers, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2020, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50.0% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates.
     Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
     Our general partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a single class, and the outstanding subordinated units, voting as a single class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.
     Our partnership agreement provides that if our general partner is removed as our general partner under circumstances where cause does not exist and the units held by our general partner and its affiliates are not voted in favor of that removal:
•	the subordination period will end, and all outstanding Series A subordinated units will immediately convert into common units on a one-for-one basis;

•	each Series B subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
     Our general partner may transfer all or any part of its general partner interest and incentive distribution rights to another person at any time without unitholder consent. As a condition of the transfer of our general partner interest, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. Additionally, our general partner and its affiliates may, at any time, transfer common units or subordinated units to one or more persons, without unitholder approval, except that they may not transfer Series A subordinated units or Series B subordinated units to us without the approval of the holders of a majority of the outstanding common units (excluding common units held by our general partner and its affiliates, directors and executive officers).
     In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. At any time, PAA and its affiliates may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
     A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.
     Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Additionally, our general partner cannot cause us to enter into any such transactions before the end of the subordination period that involve an exchange of any of the subordinated units for cash or other consideration without obtaining the approval of the conflicts committee of our general partner, after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20.0% of our outstanding partnership securities immediately prior to the transaction.
     If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Termination and Dissolution
     We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.
     Upon a dissolution under the last clause listed above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:
•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
     Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Description of Our Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in-kind if it determines that a sale would be impractical or would cause undue loss to our partners.
     If the liquidator determines that a sale would be impractical or would cause undue loss to our partners, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time or may distribute assets in-kind to our partners.
Change of Management Provisions
     Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management:
•	generally, if a person or group (other than our general partner and its affiliates) acquires beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group loses voting rights on all of its units, unless the units are acquired directly from our general partner or its affiliates or any transferee of that person or group that is approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner; and

•	provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.
Limited Call Right
     If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:
•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed.
     Our general partner may assign its limited call right to its affiliates.
     As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Income Tax Consequences — Disposition of Common Units.”
Indemnification
     Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:
•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner, any departing general partner, an affiliate of our general partner or an affiliate of any departing general partners; and

•	any person designated by our general partner.
     Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses of Our General Partner
     Our general partner does not receive any compensation for its services as our general partner. Our partnership agreement requires us, to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with the operation of our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
     We will furnish or make available to record holders (as of a record date selected by our general partner) of our common units, within 120 days after the close of each fiscal year, an annual report containing audited consolidated financial statements for the past fiscal year and a report on those consolidated financial statements by our independent public accountants. In addition, within 90 days after the close of each quarter (except the fourth quarter), we will furnish or make available to record holders (as of a record date selected by our general partner) of our common units a report containing our unaudited financial statements and any other information required by law.
Right to Inspect Our Books and Records
     We will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.
     A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:
•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL INCOME TAX CONSEQUENCES
     This section is a summary of the material federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below.
     Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currency is the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because unitholders may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from their ownership or disposition of its units.
     We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.
     For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units —Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).
Taxation of the Partnership
     Partnership Status. We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.
     Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.
     Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes for the current year. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:
     (a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;
     (b) For each taxable year since the year of our initial public offering, more than 90% of our gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and
     (c) Each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined generate qualifying income.
     We believe that these representations are true and will be true in the future.
     If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.
     If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our units and thereafter (iii) taxable capital gain.
     The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.
Tax Consequences of Unit Ownership
     Limited Partner Status. Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.
     Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we do not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.
     Basis of Units. A unitholder’s U.S. federal income tax basis in its units initially will be the amount it paid for those units plus its share of our nonrecourse liabilities at the time of purchase. That basis will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.
     Treatment of Distributions. Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “— Disposition of Units.”
     Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”
     A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.
     Limitations on Deductibility of Losses. The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.
     A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.
     In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, (including our investments or a unitholder’s investments in other publicly traded partnerships, such as PAA other than the share of PAA’s income attributable to its investment in us), or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of all of his units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.
     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.
     Entity-Level Collections of Unitholder Taxes. If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.
     Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among the general partner and our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.
     Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and any time we issue additional units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.
     An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to our unitholders the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
     Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given substantial economic effect.
     Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those units would be fully taxable, possibly as ordinary income.
     Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”
     Alternative Minimum Tax. If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their alternative minimum tax liability.
     Tax Rates. Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.
     A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.
     Section 754 Election. We have made the election permitted by Section 754 of the Code. That election will generally permit us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each unitholder who purchases units from another unitholder based upon the values of our assets and our tax bases in our assets at the time of the unit purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a Partnership unitholder’s inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

     Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.
     Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “— Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly-traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.
     The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.
     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.
Tax Treatment of Operations
     Accounting Method and Taxable Year. We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”
     Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”
     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

     The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.
     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Units
     Recognition of Gain or Loss. A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
     Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.
     Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.
     Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
     Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
     Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
     A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.
     Notification Requirements. A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.
     Constructive Termination. We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.
     A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
     Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”
     Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by its or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.
Tax-Exempt Organizations and Other Investors
     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.
     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.
     A foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.
Administrative Matters
     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.
     Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.
     Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.
     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.
     A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:
     (1) the name, address and taxpayer identification number of the beneficial owner and the nominee;
     (2) a statement regarding whether the beneficial owner is:
     (a) a non-U.S. person;

     (b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
     (c) a tax-exempt entity;
     (3) the amount and description of units held, acquired or transferred for the beneficial owner; and
     (4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
     Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.
     For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
     (1) for which there is, or was, “substantial authority;” or
     (2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.
     If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on their returns. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.
     A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement.
     Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

     Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:
•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.
     We do not expect to engage in any “reportable transactions.”
State, Local and Other Tax Considerations
     In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in Louisiana, Michigan and Mississippi. Each of these states imposes a personal income tax on individuals and imposes an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

SELLING UNITHOLDERS
     This prospectus covers the offering for resale from time to time, in one or more offerings, of up to 17,431,704 common units owned by the selling unitholders identified below. These common units were issued to the selling unitholders on February 8, 2011 in a private placement transaction exempt from the registration requirements of the Securities Act under Section 4(2) thereof pursuant to (i) that certain Common Unit Purchase Agreement dated December 23, 2010 by and among PNG and the purchasers party thereto and (ii) that certain Common Unit Purchase Agreement dated January 19, 2011 by and among PNG and the purchasers party thereto. The two Purchase Agreements are substantially identical and provided for, among other things: (i) a purchase price of $21.75 per common unit; (ii) customary representations and warranties; (iii) an obligation for the Partnership to enter into a Registration Rights Agreement with each selling unitholder (pursuant to which this prospectus has been prepared); and (iv) customary indemnification by each party. We used the net proceeds from the private placement to partially fund our acquisition of the Southern Pines Energy Center. It is our understanding that each Selling Unitholder acquired these common units in the ordinary course of business and at the time of such acquisition did not have any arrangement or understanding with any person to distribute these securities.
     No offer or sale may occur unless the registration statement that includes this prospectus has been declared effective by the SEC and remains effective at the time such selling unitholder offers or sells common units. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.
     The following table sets forth certain information relating to the selling unitholders as of July 27, 2011 based on information supplied to us by the selling unitholders on or prior to that date. We have not sought to verify such information. Information concerning the selling unitholders may change over time and may have changed since the date on which the information reflected herein was provided to us. Except as disclosed below, none of the selling unitholders is a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act. In addition, except as disclosed below, none of the selling unitholders has any material relationship with us or any of our predecessors or affiliates. The selling unitholders may hold or acquire at any time common units in addition to those offered by this prospectus and may have acquired additional common units since the date on which the information reflected herein was provided to us. In addition, some or all of the selling unitholders may have sold, transferred or otherwise disposed of some or all of their common units since the date on which the information reflected herein was provided to us and may in the future sell, transfer or otherwise dispose of some or all of their common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act.

			Common Units
			Owned After Offering
	Common Units
	Owned Prior to	Common Units	Number
Selling Unitholder	Offering	Being Offered	of Units(1)	Percentage(1)(2)
The Rudnick Living Trust dtd 07/22/91, Allan M. Rudnick and Paula Rudnick, Trustees(3)	25,403	25,403	0	—
Allan M. Rudnick Custodian for Zoe B. Rudnick	2,032	2,032	0	—
Allan M. Rudnick Custodian for Allison H. Rudnick	2,032	2,032	0	—
Anna Maria and Stephen Kellen Foundation, Inc.(4)	567,181	467,181	100,000	*
Aribo Investments LLC(5)	233,590	233,590	0	—
AT MLP Fund, LLC(6)	700,771	700,771	0	—
Baron Investment Funds Trust FBO Baron Small Cap Fund(7)	1,218,113	1,016,118	201,995	*
Baron Select Funds FBO Baron Real Estate Fund(7)	2,032	2,032	0	—
Becker Drapkin Partners (QP), LP(8)	80,168	80,168	0	—
Becker Drapkin Partners, LP(8)	13,268	13,268	0	—
Bransford Living Trust(9)	45,977	45,977	0	—
Brener International Group, LLC(10)	93,436	93,436	0	—
Broadhaven LLC(11)	30,000	30,000	0	—
ClearBridge Energy MLP Fund Inc.(12)	1,401,542	1,401,542	0	—
Dennis S. Beck	46,718	46,718	0	—
Eagle Income Appreciation Partners L.P.(13)	707,180	691,428	15,752	*
Eagle Income Appreciation II L.P.(13)	478,519	476,524	1,995	*
FAMCO MLP & Energy Infrastructure Fund(14)	16,351	16,351	0	—
Fiduciary/Claymore MLP Opportunity Fund(15)	233,590	233,590	0	—
Gary Lieberthal, Trustee for the Lieberthal Trust dtd 3/23/99(16)	140,154	140,154	0	—
Granite Growth 124, LLC(17)	580,617	560,617	20,000	*
Hallco, Inc.(18)	377,026	327,026	50,000	*
Hartz Capital Investments, LLC(19)	513,898	513,898	0	—
Hoak Public Equities, LP(20)	46,718	46,718	0	—
Hoak Private Equities I, L.P.(20)	70,077	70,077	0	—
James J. Dunne III (21)	93,436	93,436	0	—
Jonathan E. Fielding, Trustee of the Jonathan E. Fielding Living Trust dtd 12/21/93(22)	140,154	140,154	0	—
KA-Sabes Investments, LLC(23)	373,744	373,744	0	—

			Common Units
			Owned After Offering
	Common Units
	Owned Prior to	Common Units	Number
Selling Unitholder	Offering	Being Offered	of Units(1)	Percentage(1)(2)
KA-Sabes Investments II, LLC(23)	93,436	93,436	0	—
KA First Reserve, LLC(23)	4,452,610	467,181	3,985,429	6.7%
Kayne Anderson MLP Investment Company(23)	4,452,610	1,401,542	3,051,068	5.2%
Kayne Anderson Energy Total Return Fund, Inc.(23)	4,452,610	233,590	4,219,020	7.1%
Kayne Anderson Midstream/Energy Fund, Inc.(23)	4,452,610	1,167,951	3,284,659	5.6%
Kayne Anderson MLP Fund, LP(23)	700,771	700,771	0	—
Kayne Anderson Non-Traditional Investments, LP(23)	46,718	46,718	0	—
Kayne Anderson Capital Income Partners (QP), LP(23)	93,436	93,436	0	—
Kayne Anderson Mid-stream Institutional Fund, LP(23)	93,436	93,436	0	—
Kenneth F. Yontz and Harry V. Carlson, Jr., TTEES(24)	70,077	70,077	0	—
Larry A. Sheakley	46,718	46,718	0	—
Mason Liquid Fund LLC(25)	93,436	93,436	0	—
MTP Energy Infrastructure Finance Master Fund, Ltd(26)	467,181	467,181	0	—
New Eagle Holdings LLC(27)	256,949	256,949	0	—
RCH Energy MLP Fund, L.P.(28)	712,341	461,528	250,813	*
RCH Energy MLP Fund A, L.P.(29)	13,340	5,653	7,687	*
Rian A. A. Dartnell	46,718	46,718	0	—
Richard Glenn Merrill and Mary Kathleen Merrill, Trustees for Merrill Family Trust(30)	24,559	23,359	1,200	*
Tallgrass MLP Fund I, L.P.(31)	648,052	467,181	180,871	*
Tetrad Corporation(32)	270,154	140,154	130,000	*
The American Academy in Berlin(33)	23,359	23,359	0	—
The Northwestern Mutual Life Insurance Company(34)	1,000,000	1,000,000	0	—
Thomas A. Harenburg Roth IRA (35)	35,000	24,300	10,700	*
Tiger Veda, LP(36)	67,274	67,274	0	—
Tiger Veda Global LP(36)	26,162	26,162	0	—
Tortoise Energy Infrastructure Corporation(37)	985,938	700,771	285,167	*
Tortoise Energy Capital Corporation(37)	431,227	280,308	150,919	*
Tortoise North American Energy Corporation(37)	84,789	46,718	38,071	*
Tortoise MLP Fund, Inc.(37)	934,361	934,361	0	—
WHI Equity Managers Fund LLC(38)	93,436	93,436	0	—
Siart Trust dated November 12, 2008 (William E. B. Siart)(39)	14,015	14,015	0	—

*	Less than 1%.

(1)	Assumes the sale of all common units held by such selling unitholder offered by this prospectus.

(2)	Based on 59,184,450 common units outstanding as of July 7, 2011.

(3)	Allan M. Rudnick and Paula Rudnick, as trustees of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(4)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Michael M. Kellen, Treasurer of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(5)	Richard N. Merkin, President of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(6)	Paul McPheeters, Portfolio Manager for the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(7)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Ronald Baron, who owns a controlling interest in Baron Capital Group, Inc., which is the parent of BAMCO, Inc., which is the investment advisor of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(8)	Steven R. Becker, Managing Partner of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(9)	Walter Jackson Bransford and Kathryn Jackson Bransford, trustees of the selling unitholder, exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(10)	Gabriel Brener, President and Chief Executive Officer of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(11)	Jonathan C. Farber, Managing Sole Member of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(12)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Richard Freeman, Peter Vanderlee, Michael Clarfeld and Chris Eades, each a Portfolio Manager of the selling unitholder’s advisor, ClearBridge Advisors, LLC, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(13)	Malcolm Day, Manager of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(14)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Quinn T. Kiley and James J. Cunnane, Jr., Portfolio Managers for the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

The selling unitholder owns an indirect beneficial interest in the general partner of Plains All American Pipeline, L.P. (“PAA”), which owns a substantial amount of our common units and controls our general partner.

(15)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Quinn T. Kiley and James J. Cunnane, Jr., Portfolio Managers for the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(16)	Gary Lieberthal, as trustee of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(17)	Alan Gerry, President of the selling unitholder, Adam Gerry, Vice President of the selling unitholder, Keith Suehnholz, Vice President of the selling unitholder, Louis J. Boyd, Treasurer of the selling unitholder and Christopher Grill, Secretary of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(18)	Arthur E. Hall, President of the selling unitholder, and Joanne G. Hall, Secretary of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(19)	Edward J. Stern, Ronald J. Bangs and Jonathan B. Scheindel, each an officer of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(20)	J. Hale Hoak, the President of James M. Hoak & Co., the general partner of Hoak Fund Management, L.P., the general partner of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(21)	The selling unitholder has advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

(22)	Jonathan E. Fielding, trustee of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(23)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

The common units are owned by an investment account managed or controlled by Kayne Anderson Capital Advisors, L.P. (“KACALP”). Richard A. Kayne is the controlling shareholder and Chief Executive Officer of the corporate owner of Kayne Anderson Investment Management, Inc. (“KAIM”), which is the general partner of KACALP. Mr. Kayne and KACALP have shared voting and dispositive power with respect to the common units owned by the selling unitholder.

Robert V. Sinnott, President and Chief Executive Officer of KACALP and President of KAIM, serves as a member of the board of directors of the general partner of PAA. In addition, Kayne Anderson MLP Investment Company, Kayne Anderson Midstream/Energy Fund, Inc. and other affiliates of the selling unitholder beneficially own an approximately 27% aggregate interest in PAA’s general partner.

(24)	Kenneth F. Yontz, trustee of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(25)	Ben Shapiro and Matthew Shapiro, Managers of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(26)	Alec Litowitz, the managing member of Supernova Management, LLC, which is the general partner of Magnetar Capital Partners, LP, which is the sole member of Magnetar Financial LLC, which is the managing member of MTP Energy Management, LLC, which is the investment manager for the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(27)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Tim Tabor, Chief Executive Officer of the selling unitholder, John P. Arnhold, managing member of the selling unitholder, and Michael M. Kellen, managing member of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(28)	Robert J. Raymond, the sole member of the ultimate general partner of the selling unitholder, and Sean M. Maher, the Assistant Secretary of the ultimate general partner of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

The selling unitholder owns an indirect beneficial interest in the general partner of PAA.

(29)	Robert J. Raymond, the sole member of the ultimate general partner of the selling unitholder, and Sean M. Maher, the Assistant Secretary of the ultimate general partner of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(30)	Richard Glenn Merrill and Mary Kathleen Merrill, trustees of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(31)	David G. Dehaemers, Jr., President of MLP Opportunity Fund GP, L.L.C., which is the general partner of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

John T. Raymond, the Chief Executive Officer of an affiliate of the selling unitholder and a member of the investment committee of the selling unitholder (but without authority to make decisions with respect to our securities), serves on the board of directors of the general partner of PAA. In addition, Mr. Raymond and Mr. Dehaemers own an indirect beneficial interest in the general partner of PAA.

(32)	W. David Scott, President, Vance D. Gardiner, Senior Vice President, and Gail K. Hawkins, Senior Vice President, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

The selling unitholder owns an indirect beneficial interest in the general partner of PAA.

(33)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Andrew Gundlach, Treasurer of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(34)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

Jerome R. Baier, portfolio manager for Northwestern Investment Management Company, LLC, which is the investment advisor for the selling unitholder, exercises sole voting and dispositive power with respect to the common units owned by the selling unitholder.

(35)	The selling unitholder has advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

(36)	Manish Chopra, the Managing Member of the general partner of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(37)	Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry Matlack and David J. Schulte, members of the investment committee of Tortoise Capital Advisors, LLC, which is the investment advisor for the selling unitholder, each exercise joint, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.

(38)	Michael S. Resnick, Executive Vice President of William Harris Investors, Inc., the manager of the selling unitholder, exercises sole voting and dispositive powers with respect to the common units owned by the selling unitholder.

(39)	William E.B. Siart, the trustee of the selling unitholder, and Laura K. Siart, the beneficiary of the selling unitholder, each exercise undivided, shared voting and dispositive powers with respect to the common units owned by the selling unitholder.
     Each time a selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. The prospectus supplement will set forth the following information with respect to the selling unitholder:
•	the name of each selling unitholder;

•	the nature of any position, office or other material relationship that each selling unitholder has had within the last three years with us or any of our affiliates;

•	the number of common units owned by each selling unitholder prior to the offering;

•	the amount of common units to be offered for each selling unitholder’s account; and
•	the amount and (if one percent or more) the percentage of common units to be owned by each selling unitholder after the completion of the offering.
     No offer or sale may occur unless the registration statement that includes this prospectus has been declared effective by the SEC and remains effective at the time the selling unitholder offers or sells common units. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION
     We are registering the common units offered by this prospectus on behalf of the selling unitholders. As used in this prospectus, “selling unitholders” includes partners, pledgees, donees (including charitable organizations), transferees or other successors-in-interest selling common units received from any selling unitholder identified in this prospectus after the date of this prospectus.
     Subject to certain restrictions on transfer that may be applicable to the selling unitholders, the selling unitholders intend to offer and sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:
•	through one or more underwriters for public offering and sale;

•	through one or more broker-dealers who may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:
o	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

o	on the NYSE;

o	in the over-the-counter market; or

o	in private transactions.
•	to investors directly.
     The offering price per common unit will be determined from time to time by the selling unitholders in connection with, and at the time of, the sale by such selling unitholders. The selling unitholders may price the common units at:
•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to the then-current market prices;

•	a fixed price; or

•	negotiated prices.
     In addition, the selling unitholders may from time to time sell common units in compliance with Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus. The selling unitholders may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.
     The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales.
     The selling unitholders may authorize underwriters acting as their agent to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from the selling unitholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of the NYSE may be engaged to act as the agent of the selling unitholders in the sale of common units.

     As of the date of this prospectus, the selling unitholders have not engaged any underwriter, broker, dealer or agent in connection with the offer and sale of common units pursuant to this prospectus by the selling unitholders. If these common units are to be offered and sold in an underwritten public offering, we may designate the managing underwriter for such offering. To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in the applicable prospectus supplement. In that event, any underwriting compensation paid by the selling unitholders to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.
     Broker-dealers may also receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.
     We will pay the costs and expenses related to the registration and offering of the common units offered hereby. We will not pay any underwriting fees, discounts and selling commissions (and similar fees or arrangements associated therewith) and transfer taxes allocable to each selling unitholder’s sale of its respective common units; these expenses will be paid by the selling unitholders.
     We have agreed to indemnify the selling unitholders against certain liabilities to which they may become subject in connection with the sale of the common units owned by the selling unitholders and registered under this prospectus, including liabilities arising under the Securities Act. We may indemnify underwriters, brokers, dealers and agents against specific liabilities to which they may become subject in connection with the sale of the common units owned by the selling unitholders and registered under this prospectus, including liabilities under the Securities Act.
     Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.
     Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Rules.
     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

LEGAL MATTERS
     The validity of the common units offered in this prospectus will be passed upon for PAA Natural Gas Storage, L.P. by Vinson & Elkins L.L.P., Houston, Texas. The selling unitholders’ counsel and the underwriters’ own legal counsel will advise them about other issues relating to any offering in which they participate.
EXPERTS
     The consolidated financial statements of PAA Natural Gas Storage, L.P. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of PAA Natural Gas Storage, L.P. for the year ended December 31, 2010, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements of SG Resources Mississippi, L.L.C. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.	Other Expenses of Issuance and Distribution
     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates. We will pay all expenses (other than underwriting discounts and commissions) incurred by the selling unitholders.

SEC registration fee	$45,476
Legal fees and expenses	100,000
Accounting fees and expenses	65,000
Printing and engraving expenses	20,000
Miscellaneous	—

Total	$230,476

Item 15.	Indemnification of Officers and Members of Our Board of Directors
     The section of the prospectus entitled “Description of Our Partnership Agreement — Indemnification” is incorporated herein by reference. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The officers and directors of our general partner will be insured against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.
Item 16. Exhibits and Financial Statement Schedules
     (a) Exhibits

1.1+	—	Form of Underwriting Agreement.

4.1#	—	Form of Registration Rights Agreement by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 30, 2010).

4.2#	—	Form of Registration Rights Agreement b y and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 20, 2011).

5.1#	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8.1#	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1	—	Common Unit Purchase Agreement dated December 23, 2010 by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed December 30, 2010)

10.2	—	Common Unit Purchase Agreement dated January 19, 2011 by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed January 20, 2011)

23.1*	—	Consent of PricewaterhouseCoopers LLP.

23.2*	—	Consent of Grant Thornton LLP.

23.3#	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

24.1#	—	Powers of Attorney.

*	Filed herewith.
#	Previously filed.

+	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or in a post-effective amendment to this registration statement.

Item 17.	Undertakings
     Each of the undersigned registrants hereby undertakes the following:
     A. The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to the information in this registration statement;
provided, however, that paragraphs (l)(a), (l)(b) and (1)(c) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
      (a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
      (b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

     (5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of its annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     C. The undersigned registrant hereby undertakes:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on July 28, 2011.

PAA NATURAL GAS STORAGE, L.P.

By: PNGS GP LLC, its general partner

By: Name:	/s/ Richard K. McGee Richard K. McGee
Title:	Vice President - Legal and Business Development
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.
     PNGS GP LLC, as general partner of PAA NATURAL GAS STORAGE, L.P.

Signature	Title	Date

* Greg L. Armstrong	Chairman of the Board, Chief Executive Officer and Director of PNGS GP LLC (Principal Executive Officer)	July 28, 2011

* Dean Liollio	President and Director of PNGS GP LLC	July 28, 2011

* Al Swanson	Senior Vice President, Chief Financial Officer and Director of PNGS GP LLC (Principal Financial Officer)	July 28, 2011

* Donald C. O’Shea	Controller and Chief Accounting Officer of PNGS GP LLC (Principal Accounting Officer)	July 28, 2011

Signature	Title	Date

* Harry N. Pefanis	Vice Chairman and Director of PNGS GP LLC	July 28, 2011

* Victor Burk	Director of PNGS GP LLC	July 28, 2011

* Bobby S. Shackouls	Director of PNGS GP LLC	July 28, 2011

* Arthur L. Smith	Director of PNGS GP LLC	July 28, 2011

* By:	/s/ Richard K. McGee
Richard K. McGee Attorney-in-Fact

INDEX TO EXHIBITS

1.1+	—	Form of Underwriting Agreement.

4.1#	—	Form of Registration Rights Agreement by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 30, 2010).

4.2#	—	Form of Registration Rights Agreement by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 20, 2011).

5.1#	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8.1#	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1	—	Common Unit Purchase Agreement dated December 23, 2010 by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed December 30, 2010)

10.2	—	Common Unit Purchase Agreement dated January 19, 2011 by and among PAA Natural Gas Storage, L.P. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed January 20, 2011)

23.1*	—	Consent of PricewaterhouseCoopers LLP.

23.2*	—	Consent of Grant Thornton LLP.

23.3#	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

24.1#	—	Powers of Attorney.

*	Filed herewith.

#	Previously filed.

+	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or in a post-effective amendment to this registration statement.